SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  2003 New Business Figures released on 22 January 2004



Embargo: 07.00 Thursday 22 January 2004

PRUDENTIAL PLC 2003 NEW BUSINESS RESULTS

  - Total Group insurance and investment sales of GBP31.5 billion, an increase of 11 per cent at constant exchange rates (CER) on 2002 (5 per cent at actual exchange rates (AER)).

  - Group APE (Annual Premium Equivalent) insurance sales of GBP1.6 billion were down 12 per cent at CER (down 16 per cent at AER).

  - Fourth quarter Group APE insurance sales up 9 per cent at CER (up 5 per cent at AER) on the third quarter; UK APE sales up 10 per cent and Prudential Corporation Asia (PCA) APE sales up 17 per cent at CER (11 per cent at AER) over the same period.

  - Total external Group investment funds under management of GBP30.8 billion, up 21 per cent in the year.

  - PCA insurance sales on an APE basis were up 16 per cent (up 8 per cent at AER).

  - Jackson National Life's (JNL) total sales of GBP4.1 billion were 23 per cent down on 2002 at CER (down 29 per cent at AER); variable annuity sales were up 55 per cent at CER (up 42 per cent at AER).

  - UK insurance sales on an APE basis were down 19 per cent. Fourth quarter sales of GBP148 million were up 10 per cent on the third quarter of 2003 reflecting strong with-profit bond and corporate pension sales.

  - M&G total retail and external institutional funds under management of GBP24.2 billion, up 19 per cent in the year.

Prudential's Group Chief Executive, Jonathan Bloomer, commented: "In the UK, we expect to benefit from savers choosing those companies with clear financial strength. However, while consumer confidence is returning, we remain relatively cautious for the UK in the first half of 2004 due to the uncertainty surrounding the continuing government and regulatory reviews.

"We have seen strong growth in a number of our Asian markets despite the impact of SARS earlier in 2003. In the US, we increased our market share and recorded one of our best years in retail sales. We are optimistic about the growth potential of our Asian and US businesses in 2004.

"Prudential's international diversification and broad range of products and distribution channels mean it is well placed for future growth."

* The narrative below is on constant exchange rates throughout. See Notes to Editors for further details.

Prudential Corporation Asia


PCA's new business sales on an APE basis for 2003 were GBP555 million, up 16 per cent on the same period last year. This was a strong result given the economic conditions in the first half of the year. APE sales in the fourth quarter 2003 were GBP164 million, up 17 per cent on the third quarter 2003. In the established markets of Hong Kong, Malaysia and Singapore, APE sales were up 24 per cent on the third quarter.

In Singapore, PCA continues to focus on more profitable regular premium life business with sales of GBP57 million for 2003 up 32 per cent compared with last year. PCA's Indonesian operation is starting to make a significant contribution, reflecting its market-leading position in unit-linked products combined with an increase in agent productivity; sales on an APE basis for 2003 were GBP34 million and 75 per cent higher than 2002. PCA's joint venture operation with ICICI in India generated impressive sales growth of 195 per cent, resulting in a GBP16 million share of APE sales for the full year.

PCA Life Japan began the implementation of its strategy to focus exclusively on its financial adviser and bancassurance distribution channels (as announced on 1 September 2003), and consequently experienced a temporary slow down in new business sales in the fourth quarter. PCA Life Korea has developed extremely well in its second year of operation driven by strong sales through its agency and bank distribution channels, and recorded APE sales for 2003 of GBP32 million, up 239 per cent over 2002.

Total investment products funds under management in Asia as at 31 December 2003 were GBP6.6 billion, up 37 per cent during the year with net inflows of GBP1.5 billion.

Jackson National Life

Total sales for the year were down 23 per cent on 2002 to GBP4.1 billion, due to lower retail sales together with a reduction in sales of institutional products. In 2003, 93 per cent of sales came from products launched since the beginning of 2002.

In 2003, JNL's retail sales of GBP3.6 billion represented its second best year, only 10 per cent lower than the record sales delivered in 2002.

JNL delivered record variable annuity sales during 2003. Total sales of GBP1.9 billion were up 55 per cent on last year. During 2003, 48 per cent of variable annuity sales went into the fixed option compared with 58 per cent in 2002. JNL has improved its market position in variable annuity sales, ranking 14th for the first nine months of 2003, up from 20th for the same period of 2002 (source: The VARDS Report).

Due to the continued low interest rate environment in the US and the high rate of election of the fixed account option within variable annuities, fixed annuity sales in 2003 of GBP1.4 billion were 45 per cent below the prior year. Sales of equity-linked indexed annuities of GBP255 million were up 9 per cent on the prior year. Sales of fixed and equity-linked indexed annuities combined, contracted across the industry during the first nine months of 2003. However, JNL improved its market position in total individual fixed annuity sales for the first nine months of 2003 to fifth from seventh for the same period of 2002 (source: LIMRA International).

Regular premium life sales of GBP13 million compared with sales of GBP21 million in 2002.

The 63 per cent reduction in sales of institutional products reflects JNL's focus on retail markets, and comments made throughout the year that JNL did not expect to sell significant amounts of institutional products in 2003.

Curian Capital LLC, JNL's recently launched registered investment advisor channel, continued to build on its strong start. At the year-end, funds under management had grown to GBP148 million (US$266 million), more than five times the funds under management at the half-year.

UK and Europe Insurance Operations

Prudential UK and Europe's APE sales for 2003 were GBP616 million, 21 per cent down on 2002. However, APE sales in the fourth quarter of GBP152 million were 12 per cent up on the third quarter reflecting strong bulk annuity sales and the highest quarter for with-profit bond sales in 2003.

APE sales of corporate pensions through the business to business channel were GBP176 million, 18 per cent higher than in 2002, reflecting a strong contribution from new schemes. This was a result of Prudential UK's success in worksite marketing, which it believes has an important role to play in helping to encourage long-term savings. According to the latest available ABI figures, Prudential UK had a 16 per cent market share of the defined contribution occupational pension scheme market in the first nine months of 2003 compared with 14 per cent for the same period in 2002.

Individual annuity APE sales for 2003 of GBP176 million were comparable with 2002 and Prudential UK believes it maintained its market leading position in this market during the first nine months of the year.

Intermediated sales of Prubond were 32 per cent higher in the fourth quarter of 2003 than the third. This reflected a return to confidence in this market for strong providers such as Prudential, along with the positive impact of new product developments such as the Prospect Bond. This innovative product, launched in September 2003, accounted for 17 per cent of with-profit bond sales in the fourth quarter. In the third quarter of 2003, Prudential UK had a 42 per cent market share of with-profit bond sales distributed through IFAs (source:
ABI), which it believes will have grown in the fourth quarter.

Partnership agreements with Abbey to sell with-profit bonds, and with Zurich to underwrite annuities, resulted in single premium sales in 2003 of GBP98 million compared with GBP11 million in 2002.

M&G

M&G recorded gross fund inflows of GBP3.8 billion in 2003, a slight increase on the previous year, reflecting the strength of M&G's diversified product offering in the areas of retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. External funds under management, which represent approximately one quarter of M&G's total funds under management, increased significantly during the year, rising 19 per cent to GBP24.2 billion.

Gross fund inflows into M&G's retail products were GBP1.2 billion in 2003, a 6 per cent fall on 2002. Net fund inflows for 2003 were GBP184 million.

M&G's institutional business saw gross fund inflows of GBP2.6 billion in 2003, a 6 per cent increase on last year. Net institutional fund inflows in the year were GBP1.2 billion.

Egg

Egg will announce its full year results on 23 February 2004. Prudential announced on 14 January that it is in discussions regarding a possible transaction with respect to its approximately 79 per cent shareholding in Egg. These discussions are continuing.

                                     -ENDS-

Enquiries to:

Media                                    Investors/Analysts
Geraldine Davies       020 7548 3911     Rebecca Burrows           020 7548 3537
Steve Colton           020 7548 3721     Marina Lee-Steere         020 7548 3511
Clare Staley           020 7548 3719


Notes to Editors:

1. There will be a conference call today for wire services hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director at 8.00am (dial-in telephone number: +44 (0) 208 288 4700). Callers to quote "Prudential" for access to the call.

2.There will be a conference call for investors and analysts hosted by Jonathan Bloomer at 2.30pm (dial-in telephone number: +44 (0) 207 162 0189, US dial-in:
+1 334 323 6203). Callers to quote: "Prudential " for access to the call.

A recording of this call will be available until 28 January by dialling:

UK: +44 (0) 208 288 4459, US: +1 334 323 6222, access code 935112.

3. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.



                                           Annual premium equivalent sales

                                Actual exchange rates                    Constant exchange rates

                        2003 GBP'm     2002 GBP'm        +/- (%)    2003 GBP'm    2002 GBP'm       +/- (%)

UK and Europe                  616           779            -21%          616           779          -21%
US                             418           595            -30%          418           547          -24%
Asia                           555           513              8%          555           480           16%
Total                        1,589         1,887            -16%        1,589         1,806          -12%


                                                        Gross Inflows

                                Actual exchange rates                    Constant exchange rates

                        2003 GBP'm    2002 GBP'm         +/- (%)   2003 GBP'm    2002 GBP'm       +/- (%)

M&G                          3,797         3,731              2%        3,797         3,731            2%
Asia                        18,157        13,661             33%       18,157        12,744           42%
Total                       21,954        17,392             26%       21,954        16,475           33%


                                             Total insurance and investment flows

                                Actual exchange rates                    Constant exchange rates

                        2003 GBP'm    2002 GBP'm         +/- (%)   2003 GBP'm    2002 GBP'm       +/- (%)

Insurance                    9,503        12,509            -24%        9,503        11,982          -21%
Investment                  21,954        17,392             26%       21,954        16,475           33%
Total                       31,457        29,901              5%       31,457        28,457           11%


4. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

5. Certain investment mandates previously reported as UK corporate pensions are now reported as M&G institutional investment flows. The impact is to reduce UK corporate pensions APE sales by GBP31 million for the full-year 2002.

6. US institutional products (previously referred to as "stable value products") consist of guaranteed investment contracts (GICs), funding agreements and medium-term notes backed by funding agreements.

7. By restating 2002 operating profit before amortisation to reflect 2003 exchange rates, the 2002 profit, on the achieved basis of GBP1,133 million would be GBP1,085 million and the modified statutory basis profit of GBP432m would be GBP417 million.

8. Financial Calendar:

2004

2003 Full-year Results                              Tuesday 24 February 2004

Ex-dividend date                                    Wednesday 17 March 2004

Record date                                         Friday 19 March 2004

First quarter New Business Figures                  Wednesday 21 April 2004

Annual General Meeting                              Thursday 6 May 2004

Payment of 2003 final dividend                      Wednesday 26 May 2004

2004 Interim Results/ Second quarter New Business   Tuesday 27 July 2004
Figures

Ex-dividend date                                    18 August 2004

Record date                                         20 August 2004

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                                                                                             Schedule 1
                                    PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2003

                                      TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                                  UK & Europe               US (1)                Asia (1)                Total

                               FY    FY    +/-       FY     FY    +/-       FY     FY    +/-       FY     FY   +/- (%)
                              2003  2002   (%)      2003   2002   (%)      2003   2002   (%)      2003   2002
                             GBPm   GBPm            GBPm   GBPm            GBPm   GBPm            GBPm   GBPm

  Total Insurance Products   4,448  5,808  (23%)    4,066  5,757  (29%)       989    944   5%     9,503  12,509  (24%)
  Total Investment Products  3,797  3,731    2%       -      -      -      18,157 13,661  33%     21,954 17,392   26%
  - Gross Inflows (2)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Group Total                8,245  9,539  (14%)    4,066  5,757  (29%)    19,146 14,605  31%     31,457 29,901   5%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----

                                                 INSURANCE OPERATIONS

                                    Single                 Regular                 Total          Annual Equivalents(3)

                               FY     FY    +/-       FY     FY    +/-       FY     FY    +/-       FY     FY   +/- (%)
                              2003   2002   (%)      2003   2002   (%)      2003   2002   (%)      2003   2002
                             GBPm    GBPm            GBPm   GBPm            GBPm   GBPm            GBPm   GBPm

  UK Insurance
  Operations : (4)
  Direct to Customer:
  Individual Pensions           9     15   (40%)      9      11   (18%)      18     26   (31%)      10     13    (23%)
  Life                         13     59   (78%)      3      4    (25%)      16     63   (75%)       4     10    (60%)
  Individual Annuities        657    683    (4%)      -      -      -       657    683    (4%)      66     68    (3%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total                   679    757   (10%)      12     15   (20%)     691    772   (10%)      80     91    (12%)
  DWP Rebates                 280    215    30%       -      -      -       280    215    30%       28     22     27%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                       959    972    (1%)      12     15   (20%)     971    987    (2%)     108    112    (4%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Business to Business:
  Corporate Pensions          488    350    39%      127    114    11%      615    464    33%      176    149     18%
  Individual Annuities        223    212     5%       -      -      -       223    212     5%       22     21     5%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                       711    562    27%      127    114    11%      838    676    24%      198    170     16%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Intermediated Distribution :
  Individual Pensions         53      85   (38%)      23     34   (32%)      76    119   (36%)      28     43    (35%)
  Corporate Pensions          67      77   (13%)      6      14   (57%)      73     91   (20%)      13     22    (41%)
  Life                       1,065  2,179  (51%)      22     18    22%     1,087  2,197  (51%)     129    236    (45%)
  Individual Annuities        828    860    (4%)      -      -      -       828    860    (4%)      83     86    (3%)
  Bulk Annuities              287    710   (60%)      -      -      -       287    710   (60%)      29     71    (59%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total                  2,300  3,911  (41%)      51     66   (23%)    2,351  3,977  (41%)     281    457    (39%)
  DWP Rebates                 103     90    14%       -      -      -       103     90    14%       10     9      11%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                      2,403  4,001  (40%)      51     66   (23%)    2,454  4,067  (40%)     291    466    (38%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Partnerships :
  Life                        46      11    318%      -      -      -        46     11    318%      5      1     400%
  Individual Annuities        52      -      -        -      -      -        52     -      -        5      -       -
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total                       98      11    791%      -      -      -        98     11    791%      10     1     900%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total :
  Individual Pensions         62     100   (38%)      32     45   (29%)      94    145   (35%)      38     55    (31%)
  Corporate Pensions          555    427    30%      133    128     4%      688    555    24%      189    171     11%
  Life                       1,124  2,249  (50%)      25     22    14%     1,149  2,271  (49%)     137    247    (45%)
  Individual Annuities       1,760  1,755    -        -      -      -      1,760  1,755    -       176    176      -
  Bulk Annuities              287    710   (60%)      -      -      -       287    710   (60%)      29     71    (59%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total                  3,788  5,241  (28%)     190    195    (3%)    3,978  5,436  (27%)     569    719    (21%)
  DWP Rebates                 383    305    26%       -      -      -       383    305    26%       38     31     23%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total UK Insurance         4,171  5,546  (25%)     190    195    (3%)    4,361  5,741  (24%)     607    750    (19%)
  Operations
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  European Insurance
  Operations : (1)
  Insurance Products          87      42    107%      -      25     -        87     67    30%       9      29    (69%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total European Insurance    87      42    107%      -      25     -        87     67    30%       9      29    (69%)
  Operations
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total UK & European        4,258  5,588  (24%)     190    220   (14%)    4,448  5,808  (23%)     616    779    (21%)
  Insurance Operations
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  US Insurance
  Operations : (1)
  Fixed Annuities            1,375  2,708  (49%)      -      -      -      1,375  2,708  (49%)     138    271    (49%)
  Equity-Linked Indexed       255    254     -        -      -      -       255    254     -        26     25     4%
  Annuities
  Variable Annuities         1,937  1,363   42%       -      -      -      1,937  1,363   42%      194    136     43%
  Life                         -      -      -        13     22   (41%)      13     22   (41%)      13     22    (41%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Sub-Total Retail           3,567  4,325  (18%)      13     22   (41%)    3,580  4,347  (18%)     370    455    (19%)
  Guaranteed Investment       183    292   (37%)      -      -      -       183    292   (37%)      18     29    (38%)
  Contracts
  GIC - Medium Term Note      303   1,118  (73%)      -      -      -       303   1,118  (73%)      30    112    (73%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total US Insurance         4,053  5,735  (29%)      13     22   (41%)    4,066  5,757  (29%)     418    595    (30%)
  Operations
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Asian Insurance
  Operations : (1)
  China                        7      5     40%       11     8     38%       18     13    38%       12     9      33%
  Hong Kong                   189    140    35%       83     84    (1%)     272    224    21%      102     98     4%
  India (@26%)                 4      4      -        16     6     167%      20     10    100%      16     6     167%
  Indonesia                   27      11    145%      31     19    63%       58     30    93%       34     20     70%
  Japan                        9      9      -        35     39   (10%)      44     48    (8%)      36     40    (10%)
  Korea                       19      -      -        30     10    200%      49     10    390%      32     10    220%
  Malaysia                    11      15   (27%)      59     59     -        70     74    (5%)      60     61    (2%)
  Singapore                   181    279   (35%)      57     46    24%      238    325   (27%)      75     74     1%
  Taiwan                      28      14    100%     132    145    (9%)     160    159     1%      135    146    (8%)
  Other (5)                    7      2     250%      53     49     8%       60     51    18%       54     49     10%
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Total Asian Insurance       482    479     -       507    465     9%      989    944     5%      555    513     8%
  Operations
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----
  Group Total                8,793  11,802 (25%)     710    707     -      9,503  12,509 (24%)    1,589  1,887   (16%)
                             ----    ----   ----     ----   ----   ----     ----   ----   ----     ----   ----   ----



  Notes to Schedules :

(1) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.6351 (2002 - 1.5029).

A comparison between the results on actual exchange rate and current exchange rate is given in the notes.

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4)  Reflecting  the  expanded  investment  business  new  business  analysis on
Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

(5) In Asia, 'Other' insurance operations include Thailand, The Philippines and Vietnam.

                                                                                                        Schedule 2

                                     PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2003

                                                 INVESTMENT OPERATIONS

                                 Opening     Gross  Redemptions   Net       Other     Market &  Net movement   Closing
                                   FUM      inflows             inflows   movements   currency     in FUM        FUM
                                                                                     movements
2003
    M&G (4)
    M&G branded retail            7,588      1,068    ( 883)      185       ( 14)      1,060       1,231        8,819
    investment products
    Prudential branded UK retail  1,137       143     ( 144)     ( 1)         -         189         188         1,325
    investment products (6)
    M&G institutional (7)         11,559     2,586   ( 1,417)    1,169        -        1,320       2,489       14,048
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total M&G                     20,284     3,797   ( 2,444)    1,353      ( 14)      2,569       3,908       24,192
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Asia
    India                         1,372      7,534   ( 6,906)     628       ( 67)       116         677         2,049
    Taiwan                        2,425      7,488   ( 7,114)     374         -        ( 133)       241         2,666
    Korea                          993       2,339   ( 2,329)     10        ( 25)      ( 45)       ( 60)         933
    Other Mutual Fund Operations   306        724     ( 267)      457         -        ( 11)        446          752
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Asian Mutual Fund       5,096     18,085   ( 16,616)   1,469      ( 92)      ( 73)       1,304        6,400
    Operations
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Hong Kong MPF Products (8)     136        72       ( 19)      53          -          7           60          196
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Asian Investment        5,232     18,157   ( 16,635)   1,522      ( 92)      ( 66)       1,364        6,596
    Operations
                                   ----      ----      ----      ----        ----       ----        ----        ----
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Investment Products     25,516    21,954   ( 19,079)   2,875      ( 106)     2,503       5,272       30,788
                                   ----      ----      ----      ----        ----       ----        ----        ----

                                 Opening     Gross  Redemptions   Net       Other     Market &  Net movement   Closing
                                   FUM      inflows             inflows   movements   currency     in FUM        FUM
                                                                                     movements
2002
    M&G
    M&G branded retail            8,890      1,144    ( 768)      376       ( 108)    ( 1,570)    ( 1,302)      7,588
    investment products (9)
    Prudential branded UK retail  1,546       142     ( 176)     ( 34)        -        ( 375)      ( 409)       1,137
    investment products (6)
    M&G institutional (7)         9,873      2,445    ( 842)     1,603        -          83        1,686       11,559
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total M&G                     20,309     3,731   ( 1,786)    1,945      ( 108)    ( 1,862)     ( 25)       20,284
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Asia
    India                         1,072      3,843   ( 3,554)     289       ( 22)        33         300         1,372
    Taiwan                        2,076      9,208   ( 8,590)     618         -        ( 269)       349         2,425
    Korea                           -         270     ( 391)    ( 121)      1,134      ( 20)        993          993
    Other Mutual Fund Operations    58        265      ( 12)      253        ( 2)       ( 3)        248          306
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Asian Mutual Fund       3,206     13,586   ( 12,547)   1,039      1,110      ( 259)      1,890        5,096
    Operations
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Hong Kong MPF Products (8)      90        75       ( 11)      64          -        ( 18)         46          136
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Asian Investment        3,296     13,661   ( 12,558)   1,103      1,110      ( 277)      1,936        5,232
    Operations
                                   ----      ----      ----      ----        ----       ----        ----        ----
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Investment Products     23,605    17,392   ( 14,344)   3,048      1,002     ( 2,139)     1,911       25,516
                                   ----      ----      ----      ----        ----       ----        ----        ----

                                 Opening     Gross  Redemptions   Net       Other     Market &  Net movement   Closing
                                   FUM      inflows             inflows   movements   currency     in FUM        FUM
                                                                                     movements
2003 movement relative to 2002
    M&G
    M&G branded retail            (15%)      (7%)      (15%)     (51%)       87%        168%        195%         16%
    investment products
    Prudential branded UK retail  (26%)       1%        18%       97%         -         150%        146%         17%
    investment products (6)
    M&G institutional (7)          17%        6%       (68%)     (27%)        -        1490%        48%          22%
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total M&G                       -         2%       (37%)     (30%)       87%        238%       15732%        19%
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Asia
    India                          28%        96%      (94%)     117%       (205%)      252%        126%         49%
    Taiwan                         17%       (19%)      17%      (39%)        -         51%        (31%)         10%
    Korea                           -        766%     (496%)     108%       (102%)     (125%)      (106%)       (6%)
    Other Mutual Fund Operations   428%      173%     (2125%)     81%         -        (267%)       80%         146%
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Asian Mutual Fund        59%        33%      (32%)      41%       (108%)      72%        (31%)         26%
    Operations
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Hong Kong MPF Products (8)     51%       (4%)      (73%)     (17%)        -         139%        30%          44%
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Asian Investment         59%        33%      (32%)      38%       (108%)      76%        (30%)         26%
    Operations
                                   ----      ----      ----      ----        ----       ----        ----        ----
                                   ----      ----      ----      ----        ----       ----        ----        ----
    Total Investment Products       8%        26%      (33%)     (6%)       (111%)      217%        176%         21%
                                   ----      ----      ----      ----        ----       ----        ----        ----
                                                        US (10)
                                   FY       FY    +/-
                                  2003     2002    (%)
                                   GBPm      GBPm
    US Banking Products
    Total Deposit Liabilities     623     650     (4%)
    Retail Assets                 659     699     (6%)
    Curian Capital
    External Funds under          148      -       -
    Management

    Notes to Schedules :

(4) Reflecting the expanded investment business new business analysis above, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

(6) Scottish Amicable and Prudential branded Investment Products.

(7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

(8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(9) Balance restated to include M&G South Africa retail investment operations.

(10) Balance  sheet  figures have been  calculated  at closing  exchange  rates.
Schedule 3



      PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2003 VERSUS QUARTER 4 2002

                                                      INSURANCE OPERATIONS

                                 Single                  Regular                  Total          Annual Equivalents  (3)

                          Q4       Q4     +/-      Q4      Q4      +/-      Q4      Q4      +/-      Q4      Q4    +/-
                         2003     2003    (%)     2003    2002     (%)     2003    2002     (%)     2003    2002   (%)
                        GBPm     GBPm            GBPm    GBPm             GBPm     GBPm            GBPm    GBPm
 UK Insurance
 Operations : (4)
 Direct to Customer:
 Individual Pensions        1       2    (50%)      2       2       -        3        4     (25%)     2       2      -
 Life                       3       8    (63%)      1       1       -        4        9     (56%)     1       2    (50%)
 Individual Annuities     138     214    (36%)      -       -       -      138      214     (36%)    14      21    (33%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Sub-Total                142     224    (37%)      3       3       -      145      227     (36%)    17      25    (32%)
 DWP Rebates                -      20      -        -       -       -        -       20       -       -       2      -
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total                    142     244    (42%)      3       3       -      145      247     (41%)    17      27    (37%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Business to Business:
 Corporate Pensions       102      26     292%     30      35    (14%)     132       61      116%    40      38      5%
 Individual Annuities      56      60     (7%)      -       -       -       56       60      (7%)     6       6      -
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total                    158      86     84%      30      35    (14%)     188      121      55%     46      44      5%
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 Intermediated
 Distribution :
 Individual Pensions       11      11      -        4       7    (43%)      15       18     (17%)     5       8    (38%)
 Corporate Pensions        29       7     314%      1       2    (50%)      30        9      233%     4       3     33%
 Life                     345     387    (11%)      2       6    (67%)     347      392     (11%)    37      45    (18%)
 Individual Annuities     233     263    (11%)      -       -       -      233      263     (11%)    23      26    (12%)
 Bulk Annuities            98     424    (77%)      -       -       -       98      424     (77%)    10      42    (76%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 Sub-Total                716   1,091    (34%)      7      15    (53%)     723    1,106     (35%)    79     124    (36%)
 DWP Rebates               43      45     (4%)      -       -       -       43       45      (4%)     4       5    (20%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 Total                    759   1,136    (33%)      7      15    (53%)     766    1,151     (33%)    83     129    (36%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Partnerships :
 Life                       1      11    (91%)      -       -       -        1       11     (91%)     -       1      -
 Individual Annuities      23       -      -        -       -       -       23        -       -       2       -      -
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total                     24      11     118%      -       -       -       24       11      118%     2       1    100%
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total :
 Individual Pensions       12      13     (8%)      6       9     (33%)     18       22     (18%)     7      10    (30%)
 Corporate Pensions       131      33     297%     31      37     (16%)    162       70      131%    44      40     10%
 Life                     349     405    (14%)      3       7     (57%)    352      412     (15%)    38      48    (21%)
 Individual Annuities     450     537    (16%)      -       -       -      450      537     (16%)    45      54    (17%)
 Bulk Annuities            98     424    (77%)      -       -       -       98      424     (77%)    10      42    (76%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----   ----

 Sub-Total              1,040   1,412    (26%)     40      53     (25%)  1,080    1,465     (26%)   144     194    (26%)
 DWP Rebates               43      65    (34%)      -       -       -       43       65     (34%)     4       7    (43%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total UK Insurance     1,083   1,477    (27%)     40      53     (25%)  1,123    1,530     (27%)   148     201    (26%)
 Operations
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 European Insurance
 Operations : (1)
 Insurance Products        41       8     413%      -       9       -       41       17      141%     4      10    (60%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total European           41        8     413%      -       9       -       41       17      141%     4      10    (60%)
 Insurance Operations
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total UK & European    1,124   1,485    (24%)     40      62     (35%)  1,164    1,547     (25%)   152     211    (28%)
 Insurance Operations
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 US Insurance
 Operations : (11)
 Fixed Annuities          222     730    (70%)      -       -       -      222      730     (70%)    22      73    (70%)
 Equity-Linked Indexed     71      50     42%       -       -       -       71       50      42%      7       5     40%
 Annuities
 Variable Annuities       466     511    (9%)       -       -       -      466      511      (9%)    47      51     (8%)
 Life                       -       -      -        2       4     (50%)      2        4     (50%)     2       4    (50%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 Sub-total Retail         759    1,291   (41%)      2       4     (50%)    761    1,295     (41%)    78     133    (41%)
 Guaranteed Investment   ( 9)     ( 5)   (80%)      -       -       -      ( 9)     ( 5)    (80%)   ( 1)    ( 1)     -
 Contracts
 GIC - Medium Term Note  ( 4)    ( 16)    75%       -       -       -      ( 4)     ( 16)    75%      -     ( 1)     -
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Total US Insurance       746   1,270    (41%)      2       4     (50%)    748    1,274     (41%)    77     131    (41%)
 Operations
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
 Asian Insurance
 Operations : (1)
 China                      2       1     100%      3       2      50%       5        3      67%      3       2     50%
 Hong Kong                 55      51       8%     28      22      27%      83       73      14%     34      27     26%
 India (@26%)               1       1       -       6       2     200%       7        3     133%      6       2    200%
 Indonesia                 11       3     267%      8       6      33%      19        9     111%      9       6     50%
 Japan                      2       1     100%      2      10     (80%)      4       11     (64%)     2      10    (80%)
 Korea                     14       -       -      13       3     333%      27        3     800%     14       3    367%
 Malaysia                   2       4     (50%)    16      22     (27%)     18       26     (31%)    16      22    (27%)
 Singapore                 85      85       -      17      13      31%     102       98       4%     26      22     18%
 Taiwan                    10       2     400%     38      45     (16%)     48       47       2%     39      45    (13%)
 Other (5)                  2       2       -      15      15       -       17       17       -      15      16     (6%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 Total Asian Insurance    184     150     23%     146     140       4%     330      290      14%    164     155      6%
 Operations
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----

 Group Total            2,054   2,905    (29%)    188     206     (9%)   2,242    3,111     (28%)   393     497    (21%)
                         ----    ----    ----    ----    ----    ----     ----     ----     ----   ----    ----    ----


                                                     INVESTMENT OPERATIONS

                             M&G (7)              Asia Mutual Funds          Hong Kong MPF         Total Investment
                                                                              Products (8)             Products

                          Q4       Q4     +/-      Q4      Q4      +/-      Q4      Q4      +/-      Q4      Q4    +/-
                         2003     2003    (%)     2003    2002     (%)     2003    2002     (%)     2003    2002   (%)
                        GBPm     GBPm            GBPm    GBPm             GBPm     GBPm            GBPm    GBPm

  Opening FUM         23,193   19,597     18%    6,316    3,652    73%     186      121     54%   29,696   23,370    27%
  Gross inflows          772      750      3%    4,832    3,812    27%      16       17     (6%)   5,620    4,580    23%
  Less redemptions     ( 604)   ( 447)  (35%)  ( 4,346) ( 3,487)  (25%)    ( 3)     ( 2)   (50%) ( 4,953)( 3,936)  (26%)

                        ----     ----   ----     -----    -----  -----   ----     ----   ------   ----    ----   ----
  Net flows              168      304    (45%)     486      325     50%     13       15    (13%)     667     644     4%
  Other movements          -        -      -     ( 38)    1,130   (103%)     -        -      -      ( 38)  1,130  (103%)
  Market and currency    831      383    117%   ( 364)     ( 12) (2933%)   ( 3)       -      -       463     371     25%
  movements
                        ----     ----   ----     -----    -----  -----    ----     ----   -----     ----    ----   ----
  Net movement in FUM    999      687     45%       84    1,444   (94%)     10       15    (33%)   1,092   2,146   (49%)
                        ----     ----   ----     -----    -----  -----    ----     ----   -----     ----    ----   ----

  Closing FUM         24,192   20,284    19%     6,400    5,096     26%    196      136     44%   30,788  25,517     21%
                        ----     ----   ----     -----    -----  -----    ----     ----   -----     ----    ----   ----

 Notes to Schedules :

(1) Insurance and investment new business for overseas operations has been calculated using average exchange rates.

(3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4)  Reflecting  the  expanded  investment  business  new  business  analysis on
Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

(5) In Asia, 'Other' insurance operations include Thailand, The Philippines and Vietnam.

(7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

(8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(11) Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.


                                                                                                            Schedule 4
                         PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2003 VERSUS QUARTER 3 2003
                                                 INSURANCE OPERATIONS
                                  Single                  Regular                  Total           Annual Equivalents (3)

                          Q4 2003   Q3    +/-     Q4 2003 Q3 2003  +/-       Q4     Q3    +/-       Q4     Q3    +/-
                                   2003   (%)                      (%)      2003   2003   (%)      2003   2003   (%)
                          GBPm    GBPm           GBPm     GBPm              GBPm   GBPm            GBPm   GBPm
  UK Insurance
  Operations : (4)
  Direct to Customer:
  Individual Pensions        1      1      -         2       2      -        3      3      -        2      2      -
  Life                       3      3      -         1       -      -        4      3     33%       1      -      -
  Individual Annuities      138    152    (9%)       -       -      -       138    152    (9%)      14     15    (7%)
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total                     142    156    (9%)       3       2     50%      145    158    (8%)      17     17     -
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Business to Business:
  Corporate Pensions        102    138   (26%)      30      28      7%      132    166   (20%)      40     41    (2%)
  Individual Annuities      56      63   (11%)       -       -      -        56     63   (11%)      6      7    (14%)
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total                     158    200   (21%)      30      28      7%      188    228   (18%)      46     48    (4%)
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Intermediated Distribution :
  Individual Pensions       11      9     22%        4       6    (33%)      15     15     -        5      7    (29%)
  Corporate Pensions        29      15    93%        1       2    (50%)      30     17    76%       4      4      -
  Life                      345    280    23%        2       3    (33%)     347    283    23%       37     31    19%
  Individual Annuities      233    206    13%        -       -      -       233    206    13%       23     21    10%
  Bulk Annuities            98      32    206%       -       -      -        98     32    206%      10     3     233%
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Sub-Total                 716    542    32%        7      11    (36%)     723    553    31%       79     65    22%
  DWP Rebates               43      -      -         -       -      -        43     -      -        4      -      -
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total                     759    542    40%        7      11    (36%)     766    553    39%       83     65    28%
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Partnerships :
  Life                       1      10   (90%)       -       -      -        1      10   (90%)      -      1      -
  Individual Annuities      23      24    (4%)       -       -      -        23     24    (4%)      2      2      -
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total                     24      34   (29%)       -       -      -        24     34   (29%)      2      3    (33%)
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total :
  Individual Pensions       12      10    20%        6       8    (25%)      18     18     -        7      9    (22%)
  Corporate Pensions        131    153   (14%)      31      30      3%      162    183   (11%)      44     45    (2%)
  Life                      349    293    19%        3       3      -       352    296    19%       38     32    19%
  Individual Annuities      450    445     1%        -       -      -       450    445     1%       45     45     -
  Bulk Annuities            98      32    206%       -       -      -        98     32    206%      10     3     233%
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Sub-Total                1,040   933    11%       40      41     (2%)    1,080   974    11%      144    134     7%
  DWP Rebates               43      -      -         -       -      -        43     -      -        4      -      -
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total UK Insurance       1,083   933    16%       40      41     (2%)    1,123   974    15%      148    134    10%
  Operations
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  European Insurance
  Operations : (1)
  Insurance Products        41      17    141%       -       -      -        41     17    141%      4      2     100%
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total European            41      17    141%       -       -      -        41     17    141%      4      2     100%
  Insurance Operations
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total UK & European      1,124   950    18%       40      41     (2%)    1,164   991    17%      152    136    12%
  Insurance Operations
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  US Insurance
  Operations : (11)
  Fixed Annuities           222    200    11%        -       -      -       222    200    11%       22     20    10%
  Equity-Linked Indexed     71      72    (1%)       -       -      -        71     72    (1%)      7      7      -
  Annuities
  Variable Annuities        466    561   (17%)       -       -      -       466    561   (17%)      47     56   (16%)
  Life                       -      -      -         2       3    (33%)      2      3    (33%)      2      3    (33%)
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Sub-total Retail          759    833    (9%)       2       3    (33%)     761    836    (9%)      78     86    (9%)
  Guaranteed Investment    ( 9)     6    (250%)      -       -      -       ( 9)    6    (250%)    ( 1)    1    (200%)
  Contracts
  GIC - Medium Term Note   ( 4)     28   (114%)      -       -      -       ( 4)    28   (114%)     -      3      -
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total US Insurance        746    867   (14%)       2       3    (33%)     748    870   (14%)      77     90   (14%)
  Operations
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Asian Insurance
  Operations : (1)
  China                      2      1     100%       3       3      -        5      4     25%       3      3      -
  Hong Kong                 55      58    (5%)      28      21     33%       83     79     5%       34     27    26%
  India (@26%)               1      1      -         6       4     50%       7      5     40%       6      4     50%
  Indonesia                 11      9     22%        8      10    (20%)      19     19     -        9      11   (18%)
  Japan                      2      2      -         2      13    (85%)      4      15   (73%)      2      13   (85%)
  Korea                     14      4     250%      13       6     117%      27     10    170%      14     6     133%
  Malaysia                   2      3    (33%)      16      19    (16%)      18     22   (18%)      16     20   (20%)
  Singapore                 85      45    89%       17      14     21%      102     59    73%       26     18    44%
  Taiwan                    10      9     11%       38      30     27%       48     39    23%       39     31    26%
  Other (5)                  2      3    (33%)      15      14      7%       17     17     -        15     15     -
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Total Asian Insurance     184    134    37%       146     134     9%      330    268    23%      164    148    11%
  Operations
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
  Group Total              2,054  1,951    5%       188     178     6%     2,242  2,129    5%      393    373     5%
                           ----    ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----

                                                INVESTMENT OPERATIONS
                                 M&G (7)            Asia Mutual Funds         Hong Kong MPF         Total Investment
                                                                               Products (8)             Products
                        Q4 2003     Q3    +/-     Q4 2003 Q3 2003  +/-       Q4     Q3    +/-       Q4     Q3    +/-
                                   2003   (%)                      (%)      2003   2003   (%)      2003   2003   (%)
                         GBPm     GBPm            GBPm     GBPm             GBPm   GBPm            GBPm   GBPm
    Opening FUM          23,193   22,331   4%      6,316   5,721   10%      186    165    13%     29,696 28,217   5%
    Gross inflows         772     1,008  (23%)     4,832   4,929   (2%)      16     17    (6%)    5,620  5,954   (6%)
    Less redemptions     ( 604)   ( 657)   8%   ( 4,346) ( 4,547)   4%      ( 3)   ( 4)   25%   ( 4,953)(5,208)   5%
                          ----     ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
    Net flows             168      351   (52%)      486     382    27%       13     13     -       667    746   (11%)
    Other movements        -        -      -       ( 38)   ( 25)  (52%)      -      -      -      ( 38)  ( 25)  (52%)
    Market and            831      511    63%     ( 364)    238   (253%)    ( 3)    8    (138%)    463    757   (39%)
    currency movements
                          ----     ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
    Net movement in       999      862    16%       84      595   (86%)      10     21   (52%)    1,092  1,478  (26%)
    FUM
                          ----     ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----
    Closing FUM          24,192   23,193   4%      6,400   6,316    1%      196    186     5%     30,788 29,695   4%
                          ----     ----   ----     ----    ----    ----     ----   ----   ----     ----   ----   ----


Notes to Schedules:

(1) Insurance and investment new business for overseas operations has been calculated using average exchange rates.

(3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4)  Reflecting  the  expanded  investment  business  new  business  analysis on
Schedule 2, certain investment fund mandates previously classified from UK Corporate Pensions sales are now reported as M&G institutional funds under management. 2002 UK insurance sales now reflect this change in presentation.

(5) In Asia, 'Other' insurance operations include Thailand, The Philippines and Vietnam.

(7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management restated in Q2 2003 to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.

(8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(11) Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 January 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                              Group Head of Media Relations